Filed Pursuant to Rule 433
Registration Statement No. 333-282565

ACCELERATED RETURN NOTES® (ARNs®)

ARNs® Linked to a Basket of Fifteen Financial Sector Stocks
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure

An approximately equally-weighted basket comprised of fifteen financial sector stocks: the common units of AllianceBernstein L.P. (Bloomberg symbol: “AB”), the common stock of Affiliated Managers Group Inc (Bloomberg symbol: “AMG”), the common stock of Apollo Global Management, Inc. (Bloomberg symbol: “APO”), the common stock of Ares Management Corporation (Bloomberg symbol: “ARES”), the common stock of Brookfield Asset Management Ltd. (Bloomberg symbol: “BAM”), the common stock of BlackRock, Inc. (Bloomberg symbol: “BLK”), the common stock of Blackstone Inc. (Bloomberg symbol: “BX”), the common stock of The Carlyle Group Inc. (Bloomberg symbol: “CG”), the Class A common stock of Hamilton Lane Incorporated (Bloomberg symbol: “HLNE”), the Class A common stock of Interactive Brokers Group, Inc. (Bloomberg symbol: “IBKR”), the common stock of JPMorgan Chase & Co. (Bloomberg symbol: “JPM”), the common stock of KKR & Co. Inc. (Bloomberg symbol: “KKR”), the common stock of Blue Owl Capital Inc. (Bloomberg symbol: “OWL”), the common stock of Patria Investments Limited (Bloomberg symbol: “PAX”) and the common stock of TPG Inc. (Bloomberg symbol: “TPG”), each of their issuers is an “Underlying Company”.

Payout Profile at Maturity

●3-to-1 leveraged upside exposure to increases in the Market Measure, subject to the Capped Value

●1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk

Capped Value	[$12.50 to $12.90] per unit, a [25.00% to 29.00%] return over the principal amount, to be determined on the pricing date.
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988226027518/bns_fwp-16477.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

●Changes in the prices of one or more of the Basket Stocks may be offset by changes in the prices of one or more of the other Basket Stocks.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive any shares of the Basket Stocks or dividends or other distributions by any Underlying Company.

●None of the issuer, MLPF&S, BofAS, or our or their respective affiliates control any Underlying Company or have verified any disclosure made by any Underlying Company. No Underlying Company will have any obligations relating to the notes.

●Brookfield Asset Management Ltd. and TPG Inc. commenced trading recently and have limited actual historical information. Because Brookfield Asset Management Ltd. and TPG Inc. are of recent origin and limited actual historical performance data exists, you will have less information on which you may base your investment decision than would have been the case had the notes been linked to a basket of stocks with a more established record of performance.

●The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.

●The Basket Stocks are concentrated in one sector.

●Adverse conditions in the financial sector may reduce your return on the notes.

●Economic conditions have adversely impacted the stock prices of many companies in the financial services sector, and may do so during the term of the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
Notes Return at Maturity
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
Market Measure Movement
Notes Return at Maturity
Direct Investment in Market Measure, Excluding Dividends

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-75.00%	$2.50	-75.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%	$10.00	0.00%
2.00%	$10.60	6.00%
4.00%	$11.20	12.00%
6.00%	$11.80	18.00%
8.00%	$12.40	24.00%
9.00%	$12.70(1)	27.00%
10.00%	$12.70	27.00%
20.00%	$12.70	27.00%
30.00%	$12.70	27.00%
40.00%	$12.70	27.00%
50.00%	$12.70	27.00%

(1) The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.